Exhibit 99.1

Aurora Cannabis Reaffirms Recommendation to Shareholders: REJECT Curaleaf's Revised Hostile Bid; Preserve Opportunities for Future Upside

NASDAQ | TSX: ACB

•	Revised Hostile Bid continues to significantly undervalue Aurora; fails to address concerns previously raised by the Board.
•	Aurora's Special Committee is actively exploring strategic alternatives to maximize value for Aurora shareholders.
•	Shareholders are advised to REJECT the revised Hostile Bid and TAKE NO ACTION at this time before other strategic alternatives may emerge.
•	Questions about the Hostile Bid or would like to stay informed? Contact Kingsdale Advisors toll-free at 1-800-749-9052 within North America, call or text 416-623-4172 or email contactus@kingsdaleadvisors.com.

EDMONTON, AB, Oct. 14, 2026 /CNW/ -  Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (NASDAQ: ACB), the Canadian-based leading global medical cannabis company, today reconfirms that the Board of Directors (the "Board"), on the unanimous recommendation of a special committee of independent directors (the "Special Committee"), unanimously recommends that shareholders REJECT the hostile offer by Curaleaf Holdings, Inc. ("Curaleaf") (TSX: CURA) (OTCQX: CURLF) for all of the issued and outstanding common shares of the Company, as revised in the Notice of Variation, Change and Extension filed by Curaleaf on October 6, 2026 (the "Hostile Bid").

"Curaleaf's revised offer still does not reflect the value of the company Aurora shareholders own today. Aurora is debt-free with a strong cash position, and we believe the revised Hostile Bid continues to ask shareholders to give up that strength, and their future upside, at a discount," said Miguel Martin, Executive Chairman and CEO of Aurora.

"At the same time, our Special Committee is carefully evaluating strategic alternatives with the goal of delivering greater value for Aurora shareholders. Curaleaf's offer remains open until December 4, 2026, so we believe shareholders gain nothing by tendering now, and tendering early could undermine the opportunity for a superior outcome. We urge shareholders to keep their options open, reject the revised Hostile Bid and take no action until they can consider all the alternatives available to them," concluded Mr. Martin.

The Board's determination follows careful consideration of, among other things, advice from its financial and legal advisors, including an updated inadequacy opinion from its financial advisor, and the unanimous recommendation of the Special Committee. To reject the revised Hostile Bid, simply TAKE NO ACTION. Shareholders who have tendered their Aurora shares and wish to withdraw, are advised to contact their broker or contact Kingsdale Advisors to assist with this process.

A Notice of Change to Directors' Circular (the "Notice of Change") providing the full details concerning the Board's recommendation, including the reasons to REJECT the revised Hostile Bid and additional details in respect of the ongoing strategic alternatives process, will be made available on the Company's special website at www.ProtectAurora.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. The principal reasons for the Board's recommendation to reject the revised Hostile Bid will be detailed in the Notice of Change and include:

•	The revised Hostile Bid remains inadequate and significantly undervalues Aurora on several measures. The Board and Special Committee have received an updated fairness opinion from their financial advisor confirming that the revised consideration is inadequate, from a financial point of view, to Aurora shareholders.
•	Curaleaf continues to propose to use Aurora Shareholders' own cash to acquire control of Aurora without paying fairly. A significant portion of the cash consideration would, in effect, be funded by the Aurora Shareholder's own cash through Aurora's balance sheet.
•	Aurora Shareholders bear the risk. The increase in consideration consists principally of Curaleaf shares at an inflated valuation; Aurora shareholders would remain fully exposed to any decline in the Curaleaf share price.
•	The Hostile Bid remains opportunistic. It seeks to acquire Aurora's assets at a discount and does not reflect the longer-term earning power of Aurora's global business.
•	Curaleaf has not adequately supported its estimated synergies. Even if the synergies were realized, substantially all of the benefit would accrue to Curaleaf's existing shareholders and not Aurora shareholders.
•	Superior proposals or other alternatives may emerge from Aurora's ongoing strategic review process. Aurora shareholders are encouraged to wait for the results of that process. Tendering into the Hostile Bid could negatively affect the possibility of a superior alternative being available for Aurora shareholders to consider.

Update on Strategic Alternatives Process

The Special Committee, with the assistance of its and the Company's financial and legal advisors, is actively exploring a range of alternatives to the revised Hostile Bid that may offer shareholders greater value than the revised Hostile Bid. These alternatives include, among other things, a possible transaction with one or more third parties or remaining independent and pursuing Aurora's existing strategy as a stand-alone entity.

The Special Committee, through the Company's financial advisor, has solicited a number of parties to ascertain their interest in Aurora. Aurora has entered into confidentiality and standstill agreements with multiple parties, each of whom have been examining information relating to Aurora. Aurora has had numerous discussions with these parties. As this process is ongoing, it is not possible at this time to predict with certainty what alternatives (if any) may emerge from this process. There can be no assurance that the process will result in a transaction. However, shareholders should not tender their shares until the process is completed.

The Board and the Special Committee believe that it is in the best interests of Aurora and its shareholders for there to be sufficient time to permit strategic alternatives that may be available to Aurora to emerge, and for the Special Committee to review and evaluate such potential alternatives. After the Special Committee and the Board have had the opportunity to explore, pursue and evaluate alternatives, the Board intends to provide a further recommendation to shareholders. Tendering into the revised Hostile Bid prematurely could negatively affect the possibility of a superior alternative being available for shareholders to consider.

Shareholder Assistance

Aurora shareholders with questions about the revised Hostile Bid or who would like to stay informed may contact Kingsdale Advisors, the Company's strategic advisor and information agent:

•	Toll-Free (within North America): 1-800-749-9052
•	Call or Text: 416-623-4172
•	Email: contactus@kingsdaleadvisors.com
•	Visit www.ProtectAurora.com

About Aurora Cannabis

Aurora is a global leader in medical cannabis, dedicated to improving lives through scientific expertise, proven performance, and a deep commitment to patient care. Aurora serves medical markets across Canada, Europe, Australia, and New Zealand with a portfolio of trusted, leading brands including Aurora®, MedReleaf®, Pedanios®, IndiMed™, San Raf®, and Whistler Medical Marijuana Corporation®. With world-class GMP-certified manufacturing facilities in Canada and Germany, and a team of industry-leading professionals, Aurora continues to expand its global footprint and deliver consistent, high-quality cannabis products with the purpose of Opening the World to Cannabis™.

Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Aurora has filed a Solicitation/Recommendation Statement on Schedule 14D-9F with the U.S. Securities and Exchange Commission (the "SEC"), which includes a Directors' Circular, dated September 1, 2026, as amended by the Notice of Change. Investors are urged to read this document and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, when they become available, before making any investment decision with respect to the Hostile Bid. The Hostile Bid is made for the securities of a Canadian issuer and while the Hostile Bid is subject to disclosure requirements of Canada, investors should be aware that these requirements are different from those of the United States. The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the issuer is located in Canada, and that some or all of its officers and directors are residents of Canada.

Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities laws ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements and information regarding the Company's strategy and opportunities for creating and increasing long-term value for shareholders, the Special Committee's strategic alternatives process and the potential outcomes thereof, and expected impacts for Aurora shareholders.

These forward-looking statements are only predictions. Forward-looking information or statements contained in this news release have been developed based on the Company and its management's good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company's business and operations in the future. Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; access to favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labour stability; stability in financial and capital goods markets; favorable production levels and costs from the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Company's operations; and the Company's ability to conduct operations in a safe, efficient, and effective manner. The Company does not give any assurance that the assumptions on which forward-looking information or statements are based will prove to be correct, or that the Company's business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company's control. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion to revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crisis, and other risks as set out under the heading "Risk Factors" in the Company's annual information form dated June 10, 2026 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.

View original content to download multimedia:https://www.prnewswire.com/news-releases/aurora-cannabis-reaffirms-recommendation-to-shareholders-reject-curaleafs-revised-hostile-bid-preserve-opportunities-for-future-upside-302909066.html

SOURCE Aurora Cannabis Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2026/14/c7369.html

%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 15:48e 14-OCT-26